ALDA Pharmaceuticals Corp. Telephone: 604-521-8300; Facsimile: 604-521-8322 www.aldacorp.com

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the second quarter ended

December 31, 2011 and 2010

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the interim condensed consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Charted Accountants for a review of interim financial statements by an entity’s auditor.

ALDA PHARMACEUTICALS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	December 31, 2011	June 30, 2011	July 1, 2010

ASSETS

Current Assets
Cash and Equivalents	$ 762	$ 9,095	$ 146,701
Accounts Receivable	35,972	57,291	162,398
Inventory (Note 6)	56,252	94,929	593,574
Prepaid Expenses and Others	9,131	27,298	207,535
	102,117	188,613	1,110,208
Equipment (Note 7)	802	1,881	4,876
Long Term Prepaid Expense (Note 8)	-	-	237,983
	$ 102,919	$ 190,494	$ 1,353,067

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 11)	$ 433,263	$ 304,996	$ 195,788
Sponsorship Liability – Current portion (Note 8)	875,000	875,000	680,000
Promissory Notes (Note 12)	111,850	77,000	-
	1,420,113	1,256,996	875,788
Sponsorship Liability (Note 8)	-	-	237,983
	1,420,113	1,256,996	1,113,771

SHAREHOLDERS’(DEFICIENCY) / EQUITY

Share Capital (Note 9(a))	7,921,708	7,921,708	7,494,231
Subscriptions Receivables (Note 10, 13)	-	-	(30,000)
Contributed Surplus – Warrants (Note 9(d))	964,025	964,025	863,168
Contributed Surplus – Options (Note 9(e))	1,640,613	1,640,613	1,629,091
Deficit	(11,843,540)	(11,592,848)	(9,717,194)
	(1,317,194)	(1,066,502)	239,296
	$ 102,919	$ 190,494	$ 1,353,067

Going Concern (Note 1)
Subsequent events (Note 15)

*See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

               “Terrance Owen”                Director

                            “Peter Chen”              Director

ALDA PHARMACEUTICALS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS AND DEFICIT - (UNAUDITED)

FOR THE PERIODS ENDED

	(unaudited) Three Month Ended December 31,		(unaudited) Six Month Ended December 31,
EXPRESSED IN CANADIAN DOLLARS	2011	2010	2011	2010
Sales	$ 38,209	$ 49,324	$ 79,864	$ 131,963

Cost of Sales	(29,970)	(40,990)	(56,687)	(109,294)

Gross Profit	8,239	8,334	23,177	22,669

Interest on Promissory Notes	3,395	-	6,386	-

General & Administration Expenses

Advertising and Promotion	-	51,590	1,638	111,940
Amortization-Furniture and Equipment	540	748	1,080	1,497
Conference	-	220	-	220
Consulting (Note 8(b) for stock-based compensation)	33,000	98,778	115,442	198,519
Dues and Filing Fees	6,970	17,202	10,295	23,106
Interest and Bank Charges	304	1,058	635	2,549
Investor Relations	-	24,051	18,196	49,490
Legal and Accounting	1,532	9,147	1,532	13,580
Office and Miscellaneous	6,194	17,556	12,321	27,836
Product Registration & Development	3,435	35,296	15,140	62,181
Rent	9,297	12,517	28,187	22,089
Travel	-	9,367	-	17,930
Wages and Benefits	11,022	56,163	63,017	119,111
Warrant Revaluation	-	-	-	33,422

Total General & Administration Expenses:	72,294	333,693	267,483	683,470

Loss and Comprehensive Loss for the Period	(67,450)	(325,359)	(250,692)	(660,801)

Deficit, Beginning of Period	(11,776,090)	(10,052,636)	(11,592,848)	(9,717,194)

Deficit, End of Period	$(11,843,540)	$(10,377,995)	$(11,843,540)	$(10,377,995)

Basis Loss Per Share	(0.00)	(0.01)	(0.00)	(0.01)
Diluted Loss Per Share	(0.00)	(0.01)	(0.00)	(0.01)
Weighted Average of Shares Outstanding	63,996,799	60,785,499	63,996,799	59,753,649

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - (UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND 2010

	Number of Shares	Share Capital	Subscription Receivable	Contributed Surplus Warrants	Contributed Surplus Options	Deficit	Total
Balance, July 1, 2010	58,721,799	$ 7,494,231	$ (30,000)	$ 863,168	$ 1,629,091	$ (9,717,194)	$ 239,296
Issued during the year
For cash
Private placements	5,275,000	451,240	-	76,257	-	-	527,497
Share issuance costs	-	(21,513)	-	-	-	-	(21,513)
Finder’s fees	-	(2,250)	-	-	-	-	(2,250)
Stock-based compensation	-	-	-	-	11,522	-	11,522
Warrant revaluation	-	-	-	24,600	-	-	24,600
Subscription funds received	-	-	30,000	-	-	-	30,000
Net comprehensive loss	-	-	-	-	-	(1,875,654)	(1,875,654)

Balance, June 30, 2011	63,996,799	$ 7,921,708	-	$ 964,025	$ 1,640,613	$(11,592,848)	$ (1,066,502)

Net comprehensive loss	-	-	-	-	-	(250,692)	(250,692)

Balance, December 31, 2011	63,996,799	$ 7,921,708	$ -	$ 964,025	$ 1,640,613	$(11,843,540)	$(1,317,194)

ALDA PHARMACEUTICALS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIENCY)  - (UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND 2010

	Six months ended December 31,
	2011	2010
Equity Balance at Beginning of Period	$ (1,066,502)	$ 239,296

Shares Issued as Private Placements	-	327,497
Share Issuance Costs and Finder’s Fees	-	(18,137)
Stock-Based Compensation	-	11,522
Warrant Revaluation	-	33,422
Subscription Receivables	-	30,000
Comprehensive Loss for the Period	(250,692)	(660,801)

Equity Balance at End of Period	$ (1,317,194)	$ (37,201)

ALDA PHARMACEUTICALS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)

FOR THE PERIODS ENDED

	(unaudited) Three Month Ended December 31,		(unaudited) Six Month Ended December 31,
EXPRESSED IN CANADIAN DOLLARS	2011	2010	2011	2010

Operating Activities:

Loss and Comprehensive Loss for the Period	$ (67,450)	$ (325,359)	$ (250,692)	$ (660,801)
Items Not Involving Cash
Amortization-Furniture and Equipment	540	748	1,080	1,497
Stock-Based Compensation	-	5,761	-	11,522
Warrant Revaluation	-	-	-	33,422
	(66,910)	(318,850)	(249,612)	(614,360)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(2,527)	25,000	21,319	114,012
Decrease/(Increase) in Subscriptions Receivable	-	58,600	-	-
Decrease/ (Increase) in Inventory	22,792	(5,610)	38,677	35,667
Decrease/ (Increase) in Prepaid	8,561	43,165	18,167	65,507
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	34,540	30,253	128,266	(100,511)
	(3,544)	(167,442)	(43,183)	(499,685)

Investing Activities:
Purchase of Furniture and Equipment	-	-	-	-
Decrease/(Increase) in Short Term Investments	-	-	-	-
	-	-	-	-

Financing activities:
Net Proceeds on Issuance of Shares	-	-	-	309,360
Proceeds from Subscriptions Receivable	-	24,000	-	30,000
Proceeds from Share Subscription Funds Received	-	30,000	-	30,000
Promissory Notes	-		34,850
	-	54,000	34,850	369,360

Increase/ (Decrease) in Cash	(3,543)	(113,442)	(8,333)	(130,325)

Cash, Beginning of Period	4,306	129,818	9,095	146,701

Cash, End of Period	$ 762	$ 16,376	$ 762	$ 16,376

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.

NATURE OF OPERATIONS AND GOING CONCERN

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)”.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These interim condensed consolidation financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.  During the six month period ended December 31, 2011, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected.

In the event that cash flow from operations, if any, together with the proceeds from any future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2011 $	June 30, 2011 $	April 1, 2010 $
Deficit	(11,843,540)	(11,592,848)	(9,717,194)
Working capital deficiency/ Working capital	(1,317,996)	(1,068,383)	234,420

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

2.

STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements for the six months ended December 31, 2011, including comparatives have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of interim condensed consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.  These are the Company’s first IFRS interim condensed consolidated financial statements.  Since these unaudited interim condensed consolidated financial statements are for part of the period covered by the Company’s first IFRS financial statements for the year ended June 30, 2012, they are covered by IFRS 1 – First time adoption of IFRS.

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value, as explained in the accounting policies.  The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of November 29 2011, the date the Board of Directors approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s financial statements for the year ended June 30, 2012 could result in a restatement of these interim condensed consolidated financial statements, including the transition adjustment recognized on conversion to IFRS.

The Company’s interim condensed consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) until June 30, 2011.  Canadian GAAP differs in some areas from IFRS.  The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 18.  The interim condensed consolidation financial statements were authorized for issue by the Audit Committee of the Board of Directors.

3.

BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.  All significant inter-company balances and transactions have been eliminated on consolidation.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required for annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended June 30, 2011, which were prepared in accordance with Canadian GAAP.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements for the six months ended December 31, 2011, including comparatives have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of interim condensed consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

a)

Cash and equivalents

Cash and equivalents include cash and highly liquid market instruments with original terms to maturity of less than ninety days at the time of acquisition.

b)

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts.  The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable.  The allowance is determined based on balances outstanding for over 90 days from the invoice date, historical experience and other current information.  The Company extends credit to customers and distributors; credit checks are required for all new distributors.

c)

Inventory

Inventory is comprised of finished goods and related raw materials.  Finished goods are reported at the lesser of cost and estimated net realizable value.  Raw materials are reported at the lesser of cost and replacement cost.  Inventory is determined using the first in, first out cost flow assumption.

d)

Furniture and equipment

Furniture and equipment is recorded at cost and is amortized using the following annual rates:

Furniture and fixtures

20% Straight line

Computer equipment

30% Straight line

Computer software

30% Straight line

For the year of acquisition, the rate is one-half of the above.  Where an item of furniture and equipment is made up of more than one significant part, each part is depreciated separately over its respective estimated useful life.  The estimated useful lives, residual values and depreciation methods are reviewed each year end, with the effect of any changes in estimate being accounted for on a prospective basis. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of furniture and equipment, and recognized net of costs associated with the disposal within other income in net loss for the period.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)

Non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f)

Patent application and development costs

Patent application and development costs include expenditures attributable to efforts by the Company to research and develop and bring to commercial production a new product, as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Research costs are expensed in the period in which they are incurred.  Development costs are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, recovery of these costs can reasonably be regarded as assured, and future values can be realized, in which case such costs are capitalized.  In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

g)

Intangible assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value.  The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.  Intangible assets were fully written down as of June 30, 2008 and have no carrying value in the balance sheet.

h)

Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company’s T36® product.  Revenue is recognized at the time of shipment, at which point risks and rewards over ownership and title of transfer have passed to the customer.  At the point of sale, the Company assesses whether collection of the amount billed to the customer is reasonably assured.  If collection of the amount is not reasonably assured, the Company defers recognizing revenue until such point as collection is reasonably assured, usually upon receipt of payment.  If the customer is not known to the Company, payment in advance is required and the revenue is recognized when the products are shipped.  Revenue is recognized net of any expected sales return.  Under the Company’s current policy, returns of products are not allowed unless damaged products or the wrong products have been shipped by the Company.

i)

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, a valuation allowance is recorded.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)

Stock-based compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors, officers and consultants.  Stock options issued to consultants are accounted for based on the fair value of the services rendered.  If this cannot be reliably measured the stock options are valued using the fair-value-based method over the period of services provided.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for riskfree interest rates, dividend yields, volatility of expected market prices and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. Share-based compensation is amortized to earnings over the vesting period of the related option. Any consideration received from the participants upon exercise of stock options is credited to share capital.  The Company uses graded or accelerated depreciation which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately from the grant date.  Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

k)    Share Capital

Common shares issued in exchange for goods and services are recorded at an amount based on the fair market value of the common shares just prior to the date of issuance. Common shares issued in private placements, in conjunction with common share purchase warrants, are recorded using the residual method, whereby the proceeds of the private placement are allocated first to the common shares at the lesser of the common share’s fair value and the gross proceeds of the private placement, with any residual amounts then being allocated to the common share purchase warrants. Share issuance expenses are applied against share capital.  As at December 31, 2011, there were 5,275,000 warrants issued and outstanding.

 l)

Basis and diluted loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the reported period.  Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

m)

Foreign Exchange

Foreign currency transactions are translated into the Company’s functional currency, Canadian dollars, at exchange rates in effect on the date of the transactions.  Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect as at the statement of financial position date.  Revenue and expenses were translated at the rate of exchange prevailing when the transactions were settled.  Foreign currency gains and losses are included in general and administrative expenses.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n)    Financial Instruments

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.  FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n)    Financial Instruments (continued)

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

o)    Use of Estimates

The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. . Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.  The preparation of the interim condensed consolidated financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue and valuation of inventory.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

5.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS 31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides  the guidance on the measurement of  fair value and related disclosures through a fair value hierarchy.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

6.

INVENTORY

Inventory consists of the following:

	December 31, 2011	June 30, 2011	July 1, 2010
Finished goods	$ 22,139	$ 60,653	$ 394,646
Raw materials	34,113	34,276	198,928
	$ 56,252	$ 94,929	$ 593,574

Inventories recognized as an expense in the period ended December 31, 2011 was $56,687 (2010: 109,294) Inventories recognized as an expense in the year ended June 30, 2011 was $218,407 (2010:  $1,091,233). $431,369 of write – down of inventories recognized as an expense in the period (2010: $nil).

7.

EQUIPMENT

Equipment consists of the following:

	Cost	Accumulated Amortization	December 31, 2011 Net	June 30, 2011 Net
Computer Equipment	$ 33,997	$ 33,195	$ 802	$ 1,881

	Cost	Accumulated Amortization	December 31, 2010 Net	June 30, 2010 Net
Computer Equipment	$ 33,997	$ 30,618	$ 3,379	$ 4,876

8.     SPONSORSHIP LIABILITY

        Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As December 31, 2011, the total outstanding sponsorship liability was $875,000, which has been included in the accounts payable and accrued liabilities.

Included in the long term prepaid expense of $NIL (2010 - $237,983) as of June 30, 2011 is related to the Sponsorship agreement. Full amount of $237,983 has been expensed to earnings during the year ended June 30, 2011.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.    SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

i)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 to $0.12 per option for total gross proceeds of $209,000, $113,000 of which had not been received and remained outstanding as at June 30, 2009.  Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

ii)

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant.  Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement.  Warrants were valued at $490,142.

iii)

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

iv)

On September 7, 2010, the Company closed a private placement for total gross proceeds of $327,500.  A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.  Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

v)

On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 6,000,000 outstanding share purchase warrants issued as part of the non-brokered private placement of common share units that closed on September 30, 2009.  Pursuant to the extension, the applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of 40 cents per share will remain the same.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

As a result of the extension, the Company recorded a warrant revaluation expense of $24,600 for the incremental value of the modified warrants with a corresponding credit to contributed surplus.  The incremental value of the modified warrants were measured by the difference between the fair value of the modified warrants determined using the Black-Scholes option pricing model and the value of the old warrants immediately before its term was modified, determined based on the shorter of its remaining expected life and its expected life of the modified warrants.

vi)

On January 12, 2011, the Company closed a private placement for total gross proceeds of $200,000.  A total of 2,000,000 units of the Company were issued at a price of 10 cents per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 20 cents per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on May 13, 2011.  Legal fees of $5,626 were charged against share capital in connection with the private placement.  Warrants were valued at $18,676.

b)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%.  No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.  Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes during each year is presented below:

	Six months ended December 31, 2011		Year Ended June 30, 2010		Year Ended June 30, 2010
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	2,880,000	$ 0.32	5,600,000	$ 0.47	5,120,000	$ 0.45
Granted during period/year
-consulting/officers	-	-	-	-	250,000	0.55
-directors	-	-	-	-	200,000	0.55
-employees	-	-	-	-	250,000	0.55
-investor relations	-	-	-	-	50,000	0.55
Cancelled during period/ year	-	-	(2,720,000)	0.63	(270,000)	0.50
Outstanding, end of period/ year	2,880,000	$ 0.32	2,880,000	$ 0.32	5,600,000	$ 0.47

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2011:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
550,000	$ 0.20	October 31, 2013	550,000	$ 0.20
1,600,000	$ 0.25	June 4, 2014	1,600,000	$ 0.25
730,000	$ 0.55	October 15, 2014	730,000	$ 0.55
2,880,000			2,880,000

(i) On October 31, 2008, the Company granted options to acquire 550,000 common shares of the Company to directors, consultants, officers, and employees.  The options have an exercise price of $0.20 with an exercisable term of five years expiring on October 31, 2013.  550,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized.  50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(ii)

On June 5, 2009, the Company granted options to acquire 1,600,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise of $0.25 with an exercisable term of five years expiring on June 4, 2014.  1,450,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized.  150,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(iii)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 - $0.12 for total gross proceeds of $209,000.  Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

(iv)

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014.  700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized.  50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(v)

During the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.

(vi)

During the year ended June 30, 2010, $21,442 in stock based compensation expense being recognized for the vested options that were previously granted. During the year ended June 30, 2011, $11,522 in stock based compensation expense being recognized for the vested options that were previously granted.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (Continued)

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	December 31, 2011	June 30, 2011	June 30, 2010
Consulting/Officers	$ -	$ -	$ 115,225
Investor Relations	-	11,522	32,964
Wages and Benefits	-	-	207,405
Total Stock-Based Compensation	$ -	$ 11,522	$ 355,594

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31, 2011	June 30, 2011	June 30, 2010
Dividend yield	-	-	0%
Expected volatility	-	-	121.47%
Risk free interest rate	-	-	2.42%
Expected average option term	-	-	5 years

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants (Continued)

	Warrants @ $0.20 (1)	Warrants @ $0.20 (2)	Warrants @ $0.36 (3)	Warrants @ $0.40 (4)	Warrants @ $0.45 (5)	Total
Outstanding, June 30, 2009	-	-	742,500	-	2,730,000	3,472,500
Granted during Period	-	-	-	6,000,000	-	6,000,000
Warrant exercised	-	-	-	-	(1,380,000)	(1,380,000)
Expired during Period	-	-	(742,500)	-	(1,350,000)	(2,092,500)
Outstanding, June 30, 2010	-	-	-	6,000,000	-	6,000,000
Granted during Period	3,275,000	2,000,000	-	-	-	5,275,000
Warrant expired	-	-	-	(6,000,000)	-	(6,000,000)
Warrant extended	-	-	-	6,000,000	-	6,000,000
Outstanding June 30, 2011	3,275,000	2,000,000	-	6,000,000	-	11,275,000
Warrant expired	-	-	-	(6,000,000)	-	(6,000,000)
Outstanding December 31, 2011	3,275,000	2,000,000	-	-	-	5,275,000

(1)

Exercisable at a price of $0.20 per warrant until September 7, 2012, granted pursuant to private placement.

(2)

Exercisable at a price of $0.20 per warrant until January 11, 2013, granted pursuant to private placement.

(3)

Exercisable at a price of $0.36 per warrant until August 13, 2009, granted pursuant to private placement. - Expired

(4)

Exercisable at a price of $0.40 per warrant until September 16, 2010, granted pursuant to private placement.  On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 6,000,000 outstanding share purchase warrants.  The applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of 40 cents per warrant will remain the same. – Expired.

(5)

Exercisable at a price of $0.45 per warrant until November 22, 2009, granted pursuant to private placement. - Expired

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	December 31, 2011	June 30, 2011	June 30, 2010
Dividend yield	-	0%	0%
Expected volatility	-	75.50%-93.57%	130.31%
Risk free interest rate	-	1.41%- 1.68%	1.28%
Expected average option term	-	2 years	1 year

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the granting of warrants, and activity during the six month period ended December 31, 2011 and fiscal year ended June 30, 2011, are summarized as follows:

	December 31, 2011	June 30, 2011	June 30, 2010
Balance, beginning of year	$ -	$ 863,168	$ 447,532
Private Placement (Note 9 (a))	-	76,257	490,142
Warrant Exercised (Note 9 (a))	-	-	(74,506)
Warrant Revaluation	-	24,600	-
Balance, end of year	$ -	$ 964,025	$ 863,168

e)

Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options, and activity during the six month period ended December 31, 2011 and fiscal year ended June 30, 2011, are summarized as follows:

	December 31, 2011	June 30, 2011	June 30, 2010
Balance, beginning of year	$ -	$ 1,629,091	$ 1,273,497
Options issued to employees	-	-	115,225
Options issued to directors	-	-	92,180
Options issued to consultants	-	-	115,225
Options issued to investor relations	-	11,522	32,964
Options exercised	-	-	-
Balance, end of year	$ -	$ 1,640,613	$ 1,629,091

10.  SUBSCRIPTIONS RECEIVABLE

During the year ended June 30, 2010, the Company has subscriptions receivable of $30,000, which bears interest at prime plus 2% per annum, and is payable no later than October 31, 2010. During the year ended June 30, 2011, $30,000 was received in full by the Company.

11.  NOTICE OF CLAIM

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) file a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

12.  PROMISSORY NOTES

During the six month period ended December 31, 2011, the Company received another financial loan in the amount of $34,850 from companies controlled by the directors of the Company.  The promissory notes are due on demand, bear interest at a rate of 12% per annum.  During the six month period ended December 31, 2011, the Company accrued interests on promissory notes of $6,386 (2010: $NIL). As of December 31, 2011, the accrued interest payable on promissory notes was $9,382.

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 from companies controlled by the directors of the Company.  The promissory notes are due on demand, bear interest at a rate of 12% per annum.  The accrued interests on promissory notes were $2,996 as of June 30, 2011.

      13.   RELATED PARTY TRANSACTIONS

a)

During the three month period ended December 31, 2011, the Company was invoiced for consulting fees of $33,000 (2010: $81,000; 2009: $81,000) and during the six month period ended December 31, 2011, the Company was invoiced for consulting fees of $114,000 (2010: $162,000; 2009: $162,000) from companies controlled by directors of the Company.  The Company paid in a total of $6,000 (2010: $162,000; 2009: $162,000) for the six month period ended December 31, 2011.  The cumulative accrued consulting fees of net $284,480 will be paid when sufficient financing becomes available.

              Effective November 1, 2011, the consulting agreements with the management of the Company were suspended.  The management of the Company was paid on an hourly basis in remuneration for their services provided to the Company.

b)

During the three month period ended December 31, 2011, the Company paid rent of $NIL (2010: $NIL; 2009: $11,419) to a company controlled by a director of the Company. During the six month period ended December 31, 2011, the Company paid rent of $NIL (2010: $11,419; 2009: $19,116) to companies controlled by directors of the Company.

c)   During the three month period ended December 31, 2011, the Company received financial loans in the amount of $34,850 (2010: $NIL; 2009: $NIL) from companies controlled by the directors of the Company.  As at December 31, 2011, the cumulative balance of the Promissory Notes was $111,850.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

       14.  CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and its equivalents in the definition of capital, which totaled negative $1,316,432 (June 30, 2011: $1,057,407). The Company’s objectives when managing capital is to maintain sufficient cash resources to support its research and development activities, pre-clinical trial program, intellectual property protection and expansion on its T36® technology.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.   SUBSEQUENT EVENTS

The Company has entered into a non-binding memorandum of understanding with a Canadian company to acquire one or more market-ready pharmaceutical products which are registered with the Natural Health Products Directorate of Health Canada.  The Company intends to negotiate the terms of the acquisition, which will take place in exchange for cash or a number of post consolidation shares of the Company or a combination thereof.  The acquisition is subject to the approval of the TSX Venture Exchange and the consolidation of its capital.

As at the reporting date, the Company’s shares remain suspended.  The Company received an approval from its shareholders at the Annual General Meeting to consolidate the Company’s common shares such that one new common share would be issued for every 20 old common shares outstanding, or such lower consolidation ratio as may be determined by the directors of the Company.  The consolidation of its common shares facilitates the possibility of obtaining financing and completing the acquisition.

On January 2, 2011, the Company licensed the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada to Proterra Management Group Inc., a company controlled by Peter Chen, Director and CFO, in settlement of management fees of $125,440 owed to 612480 BC Ltd., a company also controlled by Mr. Chen.

16.   SEGMENTED INFORMATION

        The Company’s assets as well as sales are all located and have occurred all in Canada.

17.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

17.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any one counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2011, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The outstanding sponsorship liability as at December 31, 2011 was $875,000.  The scheduled sponsorship payments of $605,000 were in default during the year ended 2011.  During the six month period ended December 31, 2011, the Company received financial loans of $34,850 from companies controlled by the Director of the Company.  After receiving the additional financial loans of $34,850, the balance of Promissory Notes increased to $111,850.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

17.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

        d)     Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 762	$ 762	$ -	$ -
Accounts receivable
(Loans and receivables)	35,972	35,972	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	1,308,263	1,308,263	-	-
Promissory notes
(Other financial liabilities)	111,850	111,850	-	-

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

17.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The fair value hierarchy establies three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arms length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arms length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

18.  TRANSITION TO IFRS

Overview

The Canadian Accounting Standards Board has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including the Company, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. These IFRS consolidated interim financial statements have been prepared in accordance with IAS 34 using accounting policies consistent with IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP. The accounting policies described in Note 3 and 4 have been selected to be consistent with IFRS as is expected to be effective on June 30, 2012, the Company’s first annual IFRS reporting date.

As this is the Company’s first year of financial statements under IFRS, the Company has applied retrospectively new standards and interpretations which are effective for annual periods commencing on or after July 1, 2010.  IFRS 1 - First Time Adoption of International Financial Reporting Standards provides optional exemptions from other IFRSs, at the discretion of first time IFRS adopters.

Designation of previously recognized financial instruments

The Company may elect to reclassify a financial instrument as an available for-sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets the certain criteria.  The Company did not reclassify the category that financial instruments are designated to at transition date.  Therefore this exemption was not applied.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Share-based payments

IFRS 2, “Share-based Payments”, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. Under IFRS, an estimate is required of the number of grants which are expected to vest, which is revised if subsequent information indicates that actual forfeitures are to differ from estimates. Under Canadian GAAP, forfeitures are recognized as they occur. Moreover, under IFRS 2, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. The Company has elected not to retrospectively apply IFRS 2 – Share-Based Payments to its equity instruments granted on or before November 7, 2002, or granted after November 7, 2002 that vested before July 1, 2010.

Use of Estimates

A company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP, unless there is objective evidence that those estimates were in error.

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. In preparing these interim financial statements in accordance with IFRS 1, no reconciliation differences were identified.   As a result, equity reported in accordance with Canadian GAAP is the same as IFRS on at June 30, 2011, December 31, 2010 and July 1, 2010.   Similarly total comprehensive loss reported under Canadian GAAP is the same as IFRS for the year ended June 30, 2011 and the six months ended December 31, 2010. Reconciliations required under IFRS 1 for the first interim financial statements are provided as follows:

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Statement of Financial Position as at July 1, 2010

	Canadian GAAP	Effect of Transition	IFRS

ASSETS
Current Assets
Cash and Equivalents	$ 146,701	$ -	$ 146,701
Accounts Receivable	162,398	-	162,398
Inventory	593,574	-	593,574
Prepaid Expenses and Others	207,535	-	207,535
	1,110,208	-	1,110,208
Equipment	4,876	-	4,876
Long Term Prepaid Expense	237,983	-	237,983
	$ 1,353,067	$ -	$ 1,353,067

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 195,788	$ -	$ 195,788
Sponsorship Liability – Current portion	680,000	-	680,000
	875,788	-	875,788
Sponsorship Liability	237,983	-	237,983
	1,113,771	-	1,113,771

SHAREHOLDERS’ EQUITY
Share Capital	7,494,231	-	7,494,231
Subscriptions Receivables	(30,000)	-	(30,000)
Contributed Surplus – Warrants	863,168	-	863,168
Contributed Surplus – Options	1,629,091	-	1,629,091
Deficit	(9,717,194)	-	(9,717,194)
	239,296	-	239,296
	$ 1,353,067	$ -	$ 1,353,067

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2010

	Canadian GAAP	Effect of Transition	IFRS

ASSETS

Current Assets
Cash and Equivalents	$ 16,376	$ -	$ 16,376
Accounts Receivable	48,386	-	48,386
Inventory	557,907	-	557,907
Prepaid Expenses and Others	142,028	-	142,028
	764,697	-	764,697
Equipment	3,379	-	3,379
Long Term Prepaid Expense	237,983	-	237,983
	$ 1,006,059	$ -	$ 1,006,059

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities	$ 775,277	$ -	$ 775,277
Share Subscription Funds Received	30,000	-	30,000
	805,277	-	805,277

Sponsorship Liability	237,983	-	237,983
	1,043,260	-	1,043,260

SHAREHOLDERS’ DEFICIENCY

Share Capital	7,717,257	-	,717,257
Contributed Surplus – Warrants	982,924	-	982,924
Contributed Surplus – Options	1,640,613	-	1,640,613
Deficit	(10,377,995)	-	(10,377,995)
	(37,201)	-	(37,201)
	$ 1,006,059	$ -	$ 1,006,059

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Statement of Financial Position as at June 30, 2011

	Canadian GAAP	Effect of Transition	IFRS

ASSETS

Current Assets
Cash and Equivalents	$ 9,095	$ -	$ 9,095
Accounts Receivable	57,291	-	57,291
Inventory	94,929	-	94,929
Prepaid Expenses and Others	27,298	-	27,298
	188,613	-	188,613
Equipment	1,881	-	1,881
Long Term Prepaid Expense	-	-	-
	$ 190,494	$ -	$ 190,494

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities	$ 304,996	$ -	$ 304,996
Sponsorship Liability – Current portion	875,000	-	875,000
Promissory Notes	77,000	-	77,000
	1,256,996	-	1,256,996
Sponsorship Liability	-	-	-
	1,256,996	-	1,256,996

SHAREHOLDERS’DEFICIENCY

Share Capital	7,921,708	-	7,921,708
Subscriptions Receivables	-	-	-
Contributed Surplus – Warrants	964,025	-	964,025
Contributed Surplus – Options	1,640,613	-	1,640,613
Deficit	(11,592,848)	-	(11,592,848)
	(1,066,502)	-	(1,066,502)
	$ 190,494	$ -	$ 190,494

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Interim Statement of Operations and Comprehensive Loss for the three months ended December 31, 2010

EXPRESSED IN CANADIAN DOLLARS
	Canadian GAAP	Effect of Transition	IFRS
Sales	$ 49,324	$ -	$ 49,324

Cost of Sales	(40,990)	-	(40,990)
		-
Gross (Loss)/ Profit	8,334	-	8,334

General & Administration Expenses
Advertising and Promotion	51,590	-	51,590
Amortization – Furniture and Equipment	748	-	748
Conference	220	-	220
Consulting and Management Fees	98,778	-	98,778
Dues and Filing Fees	17,202	-	17,202
Interest and Bank Charges	1,058	-	1,058
Investor Relations	24,051	-	24,051
Legal and Accounting	9,147	-	9,147
Office and Miscellaneous	17,556	-	17,556
Product Registration & Development	35,296	-	35,296
Rent	12,517	-	12,517
Travel	9,367	-	9,367
Wages and Benefits	56,163	-	56,163

Total General & Administration Expenses	333,693	-	333,693

Loss and Comprehensive Loss for the Period	$ (325,359)	$ -	$ (325,359)

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Interim Statement of Operations and Comprehensive Loss for the six months ended December 31, 2010

EXPRESSED IN CANADIAN DOLLARS
	Canadian GAAP	Effect of Transition	IFRS
Sales	$ 131,963	$ -	$ 131,963

Cost of Sales	(109,294)	-	(109,294)
		-
Gross (Loss)/ Profit	22,669	-	22,669

General & Administration Expenses
Advertising and Promotion	111,940	-	111,940
Amortization – Furniture and Equipment	1,497	-	1,497
Conference	220	-	220
Consulting and Management Fees	198,519	-	198,519
Dues and Filing Fees	23,106	-	23,106
Interest and Bank Charges	2,549	-	2,549
Investor Relations	49,490	-	49,490
Legal and Accounting	13,580	-	13,580
Office and Miscellaneous	27,836	-	27,836
Product Registration & Development	62,181	-	62,181
Rent	22,089	-	22,089
Travel	17,930	-	17,930
Wages and Benefits	119,111	-	119,111
Warrant Revaluation	33,422	-	33,422

Total General & Administration Expenses	683,470	-	683,470

Loss and Comprehensive Loss for the Period	$ (660,801)	$ -	$ (660,801)

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

18.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Interim Statement of Operations and Comprehensive Loss for the year ended June 30, 2011

EXPRESSED IN CANADIAN DOLLARS
	Canadian GAAP	Effect of Transition	IFRS
Sales	$ 305,592	$ -	$ 305,592

Cost of Sales	(255,889)	-	(255,889)
		-
Gross (Loss)/ Profit	49,703	-	49,703

Interest on Promissory Notes	(2,996)	-	(2,996)

General & Administration Expenses
Advertising and Promotion	479,026	-	479,026
Amortization – Furniture and Equipment	2,995	-	2,995
Conference	3,509	-	3,509
Consulting and Management Fees	368,575	-	368,575
Dues and Filing Fees	33,792	-	33,792
Interest and Bank Charges	3,668	-	3,668
Investor Relations	88,073	-	88,073
Legal and Accounting	42,198	-	42,198
Office and Miscellaneous	44,914	-	44,914
Product Registration & Development	76,524	-	76,524
Rent	63,165	-	63,165
Travel	22,469	-	22,469
Wages and Benefits	237,395	-	237,395
Write down of Inventory	431,369	-	431,369
Warrant Revaluation	24,600	-	24,600

Total General & Administration Expenses	1,922,272	-	1,922,272

Loss and Comprehensive Loss for the Year	$ (1,875,565)	$ -	$(1,875,565)